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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ March 2001

CAMFLO INTERNATIONAL INC.
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: 10/30/2001; 12/6/2001; 12/14/2001
2. Notice/Information Circular/Proxy for Annual and Special Meeting
   of Shareholders held 9/27/2001
3. Financial Statements:
    Form 51-901F and Fiscal 2000 Ended 12/31/2000, paper-filed with 20F
    Form 61 and Three Months Ended   3/31/2001, filed 5/18/2001
    Form 61 and Six Month Ended   6/30/2001, filed 8/30/2001
    Form 61 and Nine Months Ended   9/30/2001, filed 11/29/2001
4. Letter concerning the addition of a recipient agency, filed 5/23/2001

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to
                          respond unless the form displays a currently valid OMB control number.

Camflo Resources Ltd.

300-555 West Georgia Street, Vancouver, BC V6B 1Z5
Tel: (604) 687-7294 Fax: (604) 682-1329

Camflo Resources Ltd. CFK
Shares Issued: 9,960,000 October 29 close: $0.02

Tuesday, October 30, 2001

NEWS RELEASE

SHARE CONSOLIDATION AND NAME CHANGE

The Board of Directors of Camflo Resources Ltd. (the "Company") announces subject to final Exchange acceptance a consolidation of the common shares of the Company on the basis of one (1) new Common share without par value for every nine (9) old Common shares without par value. The Company believes that a consolidation of share capital is required in order to effectively finance the Company. The Company currently has 9,960,000 Common shares outstanding. After the proposed consolidation the Company will have 1,106,667 Common shares outstanding. The consolidation was unanimously approved by the Company's shareholders at its last Annual General Meeting. In conjunction with the consolidation of its share capital, the Company has also received approval from the Yukon corporate registry and the CDNX to change its name to Camflo International Inc.

CAMFLO RESOURCES LTD.
"Alan Crawford"
Alan Crawford, President

The CDNX neither approves nor disapproves of the information contained herein.

Camflo Resources Ltd.

300-555 West Georgia Street, Vancouver, BC V6B 1Z5
Tel: (604) 687-7294 Fax: (604) 682-1329

CAMFLO INTERNATIONAL INC. NEWS RELEASE #2001-03 CFF
Shares Issued: 1,106,667 2001- 12-05 close: $0.10

Thursday, December 6, 2001

CAMFLO ACQUIRES PROPERTY, ARRANGES FINANCING & SETS OPTIONS

Camflo International Inc. ("Camflo") has reached an understanding to acquire a 20% working interest in the drilling and development of Wimberley # 5 gas well located in the Barnett Shale region in Jack County, Texas for the payment of US$100,000. The operator of the project is the Cumming Company Inc. (CCI) of Fort Worth, which operates several other recently completed Barnett Shale wells in the vicinity. A finders fee of US$10,000 is payable. In order to finance its 20% working interest, Camflo will arrange a Can $200,000 convertible debenture private placement. The debenture will have a term of five years, interest rate of 15% and be convertible into units consisting of one common share and one share purchase warrant. The conversion price is at $0.10 for the first two years, $0.15 per share in the third year, $0.20 in the fourth year and $0.25 in the fifth year. The warrant is exercisable at $0.10 for a two-year term only. A finder's fee of 10% is payable.

The private placement and payment of the finder's fee are subject to acceptance by the Canadian Venture Exchange. Camflo will also arrange a Can $75,000 loan at 18% interest per annum repayable on January 10, 2003. In conjunction with this loan, the Company has agreed to issue 150,000 shares as a bonus in consideration of the loan. A finders fee of 10% is payable. The private placement and payment of the finder's fee are subject to acceptance by the Canadian Venture Exchange. Camflo intends to issue stock options to acquire 200,000 common shares at an exercise price of $0.10 per share to various officers and employees of the corporation subject to regulatory approval.

CAMFLO INTERNATIONAL INC.
(Alan Crawford), President

Camflo Resources Ltd.

300-555 West Georgia Street, Vancouver, BC V6B 1Z5
Tel: (604) 687-7294 Fax: (604) 682-1329
email: alan@canadawired.com

NEWS RELEASE #2001-04 CFF
December 14, 2001

Further to the Company's news release of December 6, 2001 announcing a convertible debenture private placement, the placement amount should have been $400,000. The Company also announces that a term of the debenture is 20% bonus shares of the loan amount not converted prior to maturity or redemption. The Company also re-announces stock options to acquire up to 110,000 common shares at an exercise price of $0.10 per share to various officers and employees of the corporation subject to regulatory Approval

CAMFLO INTERNATIONAL INC.
"Alan Crawford

CAMFLO RESOURCES LTD.
Suite 703, 938 Howe Street
Vancouver, British Columbia, V6Z 1N9
(Telephone 604-331-4417) (Fax: 604-331-4466)
INFORMATION   CIRCULAR
(As at August 13, 2001 - except as indicated)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of CAMFLO RESOURCES LTD. (the "Corporation") for use at the annual meeting (the "Meeting") of the Corporation to be held on September 27, 2001. The solicitation will be by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXYHOLDERS

The persons named in the enclosed form of proxy are directors of the Corporation. Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the Corporation, and delivered either to the office of the Corporation or the registrar and transfer agent at least forty-eight (48) hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of Common Shares, of which 9,960,000 common shares are issued and outstanding as of the date hereof. In addition, the Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which are currently issued.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on August 13, 2001 will be entitled to vote at the Meeting. All matters herein require the approval of a simple majority of the shareholders, other than those matters requiring approval by special resolution.

To the knowledge of the directors and officers of the Corporation, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address of Shareholder	Number of Common Shares	Percentage of Issued and Outstanding
Alan Crawford, Vancouver	1,207,784	12%
Ickbal Boga	1,225,560	12%

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Corporation are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees as recommended by management.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation at four (4). Information concerning the current directors and management's recommendation to the board for the ensuing year is as follows, such information as furnished by the individuals:

Name, Country of Ordinary Residence and Position Held with the Corporation	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five (5) Years	Approx. No. Of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Corporation
Alan Crawford[1] Vancouver, BC President, CEO and Director	President of a private venture capital firm since 1992	1,201,784	April 7, 1997
Ickbal Boga[2] Vancouver, BC Corporate Secretary, CFO and Director	Chartered Accountant from 1979 to present	1,225,560	April 7, 1997
Kenneth Dawson North Vancouver, BC VP Exploration and Director	President of a private geological consulting firm from 1996 to present; prior to 1996, Mr. Dawson was research scientist for Geological Survey of Canada	800,000	April 7, 1997
Greg Burnett[1] Vancouver, BC Director	President of a private management consulting firm from 1988;	0	May 4, 1998
Jack Patterson[1][3] Frederickton, NB Director	President of a private geological consulting company since 1998; Managing director of BC and Yukon Chamber of Commerce from 1980 to 1998	0	May 29, 1998
Robert Leon Hewitt Jr., San Diego, CA	Independent Businessman	0	Nominee

Nominee Director

(1) Member of Audit Committee
(2) Ickbal Boga is currently a director and officer of the Corporation, however, Mr. Boga will not stand for re-election.
(3) Jack Patterson is currently a director of the Corporation, however, Mr. Patterson will not stand for re-election.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation to the Named Executive Officer

The following table sets forth particulars concerning the compensation of the Named Executive Officer, which is defined in Form 41 as prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia as the compensation paid to:

(a) the Corporation's chief executive officer (the "CEO");

(b) each of the Corporation's four (4) most highly compensated executive officers who were serving as executive officers at the end of the three most recently completed financial years and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the three most recently completed financial years;

("Named Executive Officer") is set out in the summary compensation table below:

Summary Compensation Table

| Name of Principal and Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
| | | | | | Awards | | LTIP Pay-outs | |
		Salary ($)	Bonus for the Year ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[1] Granted (#)	Restricted Shares/ Units Awarded ($)		
Alan Crawford President, CEO and Director	2000 1999 1998	$60,000 $55,000 $15,000	Nil Nil Nil	Nil Nil Nil	Nil 300,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Stock Appreciation Rights

No other officer of the Corporation, or its subsidiary, other than the Named Executive Officer mentioned above, received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year end. There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year, except as disclosed herein.

Related Party Transactions
The Corporation paid office expenses and professional fees of $17,100 to directors of the company and private companies with common directors.

Long-Term Incentive Plan Awards to the Named Executive Officers and Officers
There were no long-term incentive plans or pension plans in place for any Named Executive Officer or Officer of the Corporation during the most recently completed financial year.

Options & SARS Granted to the Named Executive Officers and Officers
The Corporation has established a stock option plan (the "Plan") pursuant to which the board of directors of the Corporation may allocate non-transferable options to purchase common shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries. Pursuant to the terms of the Plan, all stock options issued must comply with the rules of the applicable stock exchange, currently being the Canadian Venture Exchange.

The granting of stock options under the Plan is governed by the rules of the Canadian Venture Exchange ("CDNX") which province that an aggregate number of common shares which may be reserved for issuance pursuant to stock options granted under the Plan may not exceed, at any time, 10% of the issued outstanding common shares and the aggregate number of common shares that may be reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

Options issued pursuant to the Plan may have an exercise price equal to either the closing price of the common shares of the Corporation on those stock exchanges on which the Corporation's shares are listed in the business day immediately preceding the day when such options are issued, less any discount which such stock exchange may allow or, in the event that an option is granted within six (6) months of a public distribution of its shares, then the exercise price of such options will be, if required by such stock exchange, the greater of the price referred to above or the price per share paid by the investing public for shares acquired in the course of such distribution, determined in accordance with the policies of such exchange. During the financial year-end, there were no options granted or outstanding by the Corporation to the Named Executive Officer.

Options and SARs Exercised by the Named Executive Officers and Officers
There were no options exercised by the Named Executive Officer during the most recently completed financial year.
There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

Option and SAR Re-Pricing
There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

Termination of Employment, Change in Responsibilities or Control and Employment Contracts
There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between the Corporation and a Named Executive Officer, other than as disclosed under "Related Party Transactions" above. There are no employment contracts or compensatory plans or arrangements between the Corporation and a Named Executive Officers, except as set forth above. The Corporation has no compensation committee.

COMPENSATION OF DIRECTORS
Other than as stated in this Information Circular, the Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors or for services rendered as consultants or experts up to and including the date hereof. During the financial year, there were no stock options granted to directors of the Corporation and there were no stock options exercised.

OTHER COMPENSATION TO DIRECTORS
Other than as disclosed herein, no other compensation was paid to directors of the Corporation during the last completed financial year.

INDEBTEDNESS TO THE CORPORATION OF DIRECTORS AND OFFICERS
None of the directors and officers of the Corporation, proposed nominees for election or associates of such persons is or has been indebted to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year of the Corporation and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Save and except the foregoing, or as disclosed elsewhere in this information circular, since the being the commencement of the Corporation's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries:

    (a)   any director or officer of the Corporation;

    (b)   any proposed nominee for election as a director of the Corporation;

    (c)   any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Corporation; and

    (d)   any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR
Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re- appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditor of the Corporation be fixed by the Board of Directors. Amisano Hanson has been the auditor of the Corporation since incorporation.

MANAGEMENT CONTRACTS
There are no management functions of the Corporation or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or officers of the Corporation or a subsidiary thereof. During the financial year, the Corporation incurred management fees of $60,000 to Techven Finance Corp., the principal of which is the President of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Consolidation of Common Shares and Increase in Authorized Capital

Management of the Corporation believes that it may be a requirement in the future to consolidate its share capital in order to be in a position to finance the Corporation. Management will only consolidate the shares if it has been determined that it is in the best interest of the Corporation and its shareholders. Therefore, shareholders will be asked to approve a consolidation, at the discretion of the board of directors, and thereafter increase the Corporation's share capital. The following special resolution authorises the consolidation of the common shares capital of the Corporation on the basis of one (1) new common share without par value for nine (9) common shares without par value, or such other number as the board of director deem appropriate. **The Board of Directors of the Corporation recommends that the members approve this Special Resolution.** Therefore, shareholders will be presented with the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1. all of the common shares without par value in the capital of the Corporation, both and unissued, be consolidated, subject to the determination of the directors, into, 1,106,667 common shares without par value, every nine (9) of such common shares before being consolidated into one (1) common shares, or such other number as the board of directors may deem appropriate; and
2. the Articles of Continuance be altered accordingly."

THE FOREGOING RESOLUTIONS ARE 'SPECIAL RESOLUTIONS'. A SPECIAL RESOLUTION MUST BE PASSED BY NOT LESS THAN 2/3 OF THE VOTES CAST BY THOSE MEMBERS OF A CORPORATION WHO, BEING ENTITLED TO DO SO, VOTE IN PERSON OR BY PROXY AT THE MEETING.

Change of Name

A requirement of the Canadian Venture Exchange is that when a company consolidates its share capital, a change of name must take place. Therefore, if the Corporation does in fact proceed with a share consolidation, as noted above, shareholders will be asked to approve, by special resolution, a change of name.

"RESOLVED, AS A SPECIAL RESOLUTION, THAT the name of the Corporation be changed from 'Camflo Resources Ltd.'" to "Dunross Corporation" or such other name as may be determined at the discretion of the Board of Directors of the Corporation in their absolute and unfettered discretion, subject to regulatory approval, and Articles of Continuance be amended accordingly."

In the event that the members do not approve the Special Resolution consolidating its share capital, then the Corporation will not proceed with a change of its name. **The Board of Directors of the Corporation recommends that the members approve this Special Resolution.**

THE FOREGOING RESOLUTIONS ARE 'SPECIAL RESOLUTIONS'. A SPECIAL RESOLUTION MUST BE PASSED BY NOT LESS THAN 2/3 OF THE VOTES CAST BY THOSE MEMBERS OF A CORPORATION WHO, BEING ENTITLED TO DO SO, VOTE IN PERSON OR BY PROXY AT THE MEETING.

Incentive Stock Options

Shareholders will be asked to authorized the Board of Directors, in their sole discretion, to grant or amend stock option agreements for insiders of the Corporation and/or its subsidiaries, at such prices and amounts and on such terms as may be acceptable to the Canadian Venture Exchange and in accordance with the Corporation's Plan.

Acts and Deeds of Directors

Shareholders will be asked to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Corporation on behalf of the Corporation during the preceding year.

OTHER MATTERS

The management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of **CAMFLO RESOURCES LTD.**

_____

Alan Crawford, President

CAMFLO RESOURCES LTD.
Suite 703, 938 Howe Street
Vancouver, British Columbia, V6Z 1N9
(Telephone 604-331-4417) (Fax: 604-331-4466)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 27, 2001

TO: The Shareholders of CAMFLO RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of Camflo Resources Ltd. (the "Corporation") will be held at Suite 416, 750 West Pender Street, Vancouver, BC, V6Z 1N9 on **September 27,** 2001, at 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors;
2. To receive the audited financial statements of the Corporation for the fiscal year ended December 31, 2000 and interim financial statements for the period ending March 31, 2001, together with the Auditor's Report thereon;
3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);
4. To elect directors;
5. To appoint auditors and to authorize the directors to fix their remuneration;
6. To approve a special resolution to consolidate the common shares of the Corporation on the basis of one (1) new common share without par value for every nine (9) old common shares without par value, all shares issued and unissued ranking pari passu, or such other number as the board of directors deems appropriate, and that the Articles of Continuance be amended accordingly, details of which are disclosed in the attached Information Circular;
7. To approve a special resolution to change the name of the Corporation from "Camflo Resources Ltd." to "Dunross Corporation", or such other name as may be determined at the discretion of the board of directors of the Corporation in their absolute and unfettered discretion, subject to regulatory approval, and that the Articles of Continuance be amended accordingly, details of which are disclosed in the attached Information Circular;
8. To authorize and approve the granting or amending of stock options to insiders of the Corporation and/or its subsidiaries, details of which are disclosed in the attached Information Circular;
9. To approve all actions of the Directors and Officers carried out on behalf of the Corporation during the preceding year; and
10. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular which includes the audited financial statements of the Corporation for the fiscal year ended December 31, 2000 and interim financial statements for the period ending March 31, 2001, together with the auditors' report thereon, and a form whereby shareholders can request to be added to the Corporation's supplemental mailing list. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders who are unable to attend the Meeting are requested to complete sign, date and return the enclosed Form of Proxy. A proxy will not be valid unless it is deposited at the office of CIBC Mellon Trust Company, #1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof. Please advise the Corporation of any change in your mailing address.

Only holders of common shares of record at the close of business on **August 13, 2001** (the "record date") will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Vancouver, British Columbia, this 24th day of August, 2001.

BY ORDER OF THE BOARD OF DIRECTORS
Per:
Alan Crawford,
President

CAMFLO RESOURCES LTD.
(the "Company")

FORM OF PROXY

This proxy is solicited on behalf of the management of the Company for an General Meeting of the Members to be held on **September 27, 2001**.

The undersigned Member of the Company hereby appoints, **ALAN CRAWFORD**, the President and a Director of the Company, or failing him, **GREG BURNETT**, a Director of the Company, or in the place of the foregoing, _____, (Please Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the meeting of the Members of the Company to be held on **September 27, 2001**, and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said meeting, or any adjournment thereof.

The proxyholder is hereby directed to vote on any poll as follows:

1. To receive and consider the Report of the Directors
    IN FAVOUR   OR AGAINST

2. To receive the audited financial statements of the Corporation and its subsidiaries for the fiscal year ended December 31, 2000 and the interim statements dated March 31, 2001.
    IN FAVOUR   OR AGAINST

3. To determine the number of Directors at four (4).
    IN FAVOUR   OR AGAINST

4. To elect Alan Crawford as a Director.
    IN FAVOUR   OR WITHHOLD

5. To elect Greg Burnett as a Director.
    IN FAVOUR   OR WITHHOLD

6. To elect Ken Dawson as a Director.
    IN FAVOUR   OR WITHHOLD

7. To elect Robert Hewitt as a Director.
    IN FAVOUR   OR WITHHOLD

8. To appoint auditors and to authorize the directors to fix their remuneration;
    IN FAVOUR   OR WITHHOLD

9. To approve a special resolution to consolidate the common shares of the Corporation on the basis of one (1) new common share without par value for every nine (9) old common shares without par value, all shares issued and unissued ranking pari passu, or such other number as the board of directors deems appropriate, and that the Articles of Continuance be amended accordingly, details of which are disclosed in the attached Information Circular.
    IN FAVOUR   OR AGAINST

10. To approve a special resolution to change the name of the Corporation from "Camflo Resources Ltd." to "Dunross Corporation", or such other name as may be determined at the discretion of the board of directors of the Corporation in their absolute and unfettered discretion, subject to regulatory approval, and that the Articles of Continuance be amended accordingly, details of which are disclosed in the attached Information Circular.
    IN FAVOUR   OR AGAINST

11. To authorize and approve the granting or amending of stock options to insiders of the Corporation and/or its subsidiaries, details of which are disclosed in the attached Information Circular.
    IN FAVOUR   OR AGAINST

12. To approve all actions of the Directors and Officers carried out on behalf of the Corporation during the preceding year.
    IN FAVOUR   OR AGAINST

CAMFLO RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2001

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

CAMFLO RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

ASSETS

	2001	2000
Current		
Cash	$19,248	$43,117
Accounts receivable	20,447	14,129
Prepaid expenses	567	-
	40,442	57,246
Mineral properties – Note 2	205,000	417,267
Capital assets	5,779	4,575
	$251,221	$479,088

LIABILITIES

	2001	2000
Current		
Accounts payable	$35,926	$22,217
Due to related parties – Note 3	215,944	94,717
	251,870	94,717

SHAREHOLDERS' EQUITY (DEFICIENCY)

	2001	2000
Share capital – Note 4	$925,068	$925,068
Deficit accumulated during the exploration stage	(925,717)	(540,697)
	(649)	(384,371)
	$251,221	$479,088

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	2001	2000
Revenue		
Interest	$ 185	$ -
Expenses		
Amortization	366	150
Filing and transfer agent	2,664	2,485
Management fee – Note 3	15,000	30,000
Office and miscellaneous – Note 3	919	2,107
Office rent – Note 3	1,500	2,250
Professional fee – Note 3	10,028	5,500
Promotion and marketing	-	9,391
Telephone	450	600
Website development costs	-	1,000
	30,927	53,483
Net loss for the period	30,742	53,483
Deficit, beginning of the period	894,975	487,214
Deficit, end of period	$925,717	$540,697
Loss per share	$0.00	$0.01

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	2001	2000
Operating Activities		
Net loss for the period	$(30,742)	$(53,483)
Add item not requiring cash:		
Amortization	366	150
	(30,376)	(53,333)
Changes in non-cash working capital balances:		
Accounts receivable	(2,224)	933
Prepaid expenses	433	5,000
Accounts payable	10,716	(13,207)
Due to related parties	18,940	44,500
	(2,511)	(16,107)
Investing Activity		
Proceeds from disposal of capital assets	-	6,250
Decrease in cash during the period	(2,511)	(9,857)
Cash, beginning of the period	21,939	52,974
Cash, end of the period	$19,428	$43,117

CAMFLO RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2001 and 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 1   Interim Reporting

While the information presented in the accompanying interim three months consolidated financial statements is unaudited, it includes all adjustment which are in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2000 annual audited consolidated financial statements.

Note 2   Mineral Properties

Acquisition Costs	Acquisition Consideration	2001	2000
Montbray Property	Cash	$25,000	$25,000
	Shares	180,000	180,000
		205,000	205,000

Deferred Exploration Costs

Montbray Property		
Administration overhead	-	62,648
Drilling, assaying and reports	-	93,455
Financing costs	-	19,997
Survey	-	27,492
Travel	-	9,675
	-	212,267
	$205,000	$417,267

Note 3   Related Party Transactions

During the three months ended march 31, 2001 and 2000, the company incurred the following charges by directors of the company or private companies with common directors:

	2001	2000
Management fees	$15,000	$30,000
Office and miscellaneous	525	750
Office rent	1,500	2,250
Professional fees	-	2,250
	$17,025	$35,250

Camflo Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2001 and 2000 – Page 2
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 3   Related Party Transactions – (cont'd)

Due to related parties at March 31, 2001 of $215,944 (2000: $72,500) consists of amounts owing to directors of the company or to private companies with common directors. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 4   Share Capital

i)   Authorized:
          Unlimited number of common shares without par value
          Unlimited number of preferred shares without par value

ii)   Escrow Shares:

        Under the requirements of Alberta Securities Commission, 4,000,000 common shares were initially held in escrow. The escrowed shares could be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company's major transaction. The company completed its major transaction on July 20, 1998.

        At March 31, 2001, the number of common shares held in escrow was 1,333,334.

iii)   Commitments:

        Share Purchase Options

        At March 31, 2001, there were 100,000 share purchase options outstanding entitling the holders thereof the right to purchase on common share for each option held at $0.1125 per share until October 31, 2003.

Note 5   Differences Between Canadian and United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)   Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the like of the agreement. Therefore an expense of $12,813 (2000: $12,813) for the three months ended March 31, 2001 and 2000 is required under US GAAP.

b)   Loss Per Share

Under Canadian GAAP, basic loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share assumes that the outstanding warrants at the end of the period have been exercised at the beginning of the period.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share. Under US GAAP, escrowed common shares are excluded in the calculation of loss per share. The 1,333,334 (2000: 4,000,000) escrowed common shares have been excluded for reporting loss per share on a US GAAP basis.

Camflo Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2001 and 2000 – Page 3
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 5   Differences Between Canadian and United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)   Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $12,813 (2000: $12,813) for the three months ended March 31, 2001 and 2000 is required under US GAAP.

b)   Loss Per Share

Under Canadian GAAP, basic loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share assumes that the outstanding warrants at the end of the period have been exercised at the beginning of the period.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share. Under US GAAP, escrowed common shares are excluded in the calculation of loss per share. The 1,333,334 (2000: 4,000,000) escrowed common shares have been excluded for reporting loss per share on the US GAAP basis.

Camflo Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2001 and 2000 – Page 4
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 5   Differences Between Canadian and United States Accounting Principles – (cont'd)

c)   Accounting for Stock-based Compensation

Under Canadian GAAP, stock-based compensation expense is not recorded between the excess, if any, of the quoted market value of the stock at the date of the grant over the amount the optionee must pay to acquire the stock.

Under US GAAP, options issued to non-employees for services are recorded as a compensation expense. Under Financial Accounting Standards No. 123, the fair value of each option issued is estimated on the date of issue using the Black-Scholes option pricing model.

The impact of the above on the consolidated financial statements is as follows:

	2001	2000
Net loss for the period per Canadian GAAP	$(30,742)	$(53,483)
Mineral property assignment agreement expense	(12,813)	(12,813)
Net loss for the period per US GAAP	$(43,555)	$(66,296)
Basic loss per share US GAAP	$(0.01)	$(0.01)
Weighted average number of shares outstanding per US GAAP	8,626,666	5,910,000
Total assets per Canadian GAAP	$251,221	$479,088
Deferred exploration costs	-	(212,267)
Mineral property assignment agreement expense	(166,563)	(115,313)
Total assets per US GAAP	$84,658	$151,508
Shareholders' Equity		
Deficit, end of the period per Canadian GAAP	$(925,717)	$(540,697)
Deferred exploration costs	-	(212,267)
Mineral property assignment agreement expense	(166,563)	(115,313)
Stock-based compensation expense	(53,900)	(50,150)
Deficit, end of the period per US GAAP	$(1,146,180)	$(918,427)

CAMFLO RESOURCES LTD.
QUARTERLY REPORT
for the six months ended June 30, 2001

Schedule A: Financial Statements
- See the attached consolidated financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs
   - See the attached consolidated financial statements

2. Related party transactions
   - See Note 3 to the attached consolidated financial statements

3. Summary of securities issued and options granted during the period

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. Summary of securities as at the end of the period

   a) Authorized share capital:
      - See Note 4 to the attached consolidated financial statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 4 to the attached consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding:
      - See Note 4 to the attached consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements:
      - See Note 4 to the attached consolidated financial statements

5. List of Directors: Alan Crawford
   Ickbal Boga
   Greg Burnett
   Jack Patterson
   Ken Dawson

   List of Officers: Alan Crawford, President
   Ickbal Boga, Secretary

Schedule C: Management Discussion
- See attached

CAMFLO RESOURCES LTD.
QUARTERLY REPORT
for the six months ended June 30, 2001

Schedule C: Management Discussion:

Description of Business

Camflo Resources Ltd. (the "Company") is involved in the resource exploration, specifically copper, nickel and lead. Since 1997 the Company has focused on its Montbray Property in the Province of Quebec. The Montbray Property consists of 113 mining claims in the Val d'Or region of Quebec. The Montbray Property is owned by Cambior Inc. and the Company has an option to acquire an undivided 51% interest in the Montbray property ending in April 14, 2002.

Discussion of Operations and Financial Condition

Administrative Expenses

For the six months ended June 30, 2001, administrative expenses declined to $58,296 from $100,120 for the six months ended June 30, 2000, reflecting the termination of the development of a tee-time reservations system and the related acquisition.

Write down of Assets

In accordance with its accounting policies, the Company periodically reassesses the carrying value of its assets based on the future cash flow methods. The Company decided that no write-down was required at June 30, 2001.

Earnings (Loss)

For the six months ended June 30, 2001, the Company incurred a net loss of $58,007 or $0.01 per share as compared to $99,367 or $0.01 per share for the six months ended June 30, 2000.

Financing Activities

There was no cash received from financing activities during the six months ended June 30, 2001.

Balance Sheet

At June 30, 2001, the Company has total assets of $242,974 as compared to $252,307 at December 31, 2000. At June 30, 2001, the Company has a working capital deficiency of $783 as compared to a working capital deficiency of $181,052 at December 31, 2000. The Company plans to put considerable effort into strengthening its balance sheet through raising additional equity financing later in 2001.

Legal Proceedings

The Company (Plaintiff) has filed a Statement of Claim in the Supreme Court of British Columbia against eFoundry Corporation (Defendant) to recover $216,000 in advances and costs associated with the Letter Agreement entered into with eFoundry and later terminated by eFoundry.

Liquidity and Capital Resources

The Company has reduced its monthly overheads dramatically and in conjunction with a financing will be able to meet its monthly obligations as they become due.

Subsequent Events

On July 20, 2001, the remaining 1,333,334 common shares held in escrow were released.

Related Party Transactions

During the six months ended June 30, 2001, the Company incurred related party charges totalling $34,050 from a private company with a common director. These charges consist of the following: management fees ($30,000); equipment rental ($1,050) and office rent ($3,000).

On April 1, 2001, the company re-negotiated the terms of the amounts due to related parties. Unsecured promissory notes were obtained at an interest rate of 12% per annum maturing March 31, 2003.

CAMFLO RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
June 30, 2001
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

ASSETS	June 30, 2001		December 31, 2000	
Current				
Cash	$	10,293	$	21,939
Accounts receivable		22,090		18,223
Prepaid expenses		179		1,000
		32,562		41,162
Mineral properties – Note 2		205,000		205,000
Capital assets		5,412		6,145
	$	242,974	$	252,307

LIABILITIES				
Current				
Accounts payable	$	33,345	$	25,210
Due to related parties – Note 3		-		197,004
		33,345		222,214
Due to related parties – Note 3		237,543		-
		270,888		222,214

SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Note 4		925,068		925,068
Deficit accumulated during the exploration stage	(	952,982)	(	894,975)
	(	27,914)		30,093
	$	242,974	$	252,307

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
for the three and six months ended June 30, 2001
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
	2001	2000	2001	2000
Revenue				
Interest	$ 104	$ 753	$ 289	$ 753
Administrative expenses				
Amortization	367	-	733	150
Filing and transfer agent	3510	3,161	6,174	5,646
Management fees – Note 3	15,000	30,000	30,000	60,000
Office and miscellaneous – Note 3	903	3,858	1,822	5,965
Office rent – Note 3	1,500	2,276	3,000	4,526
Professional fees	2,789	4,547	12,817	10,047
Promotion and marketing	2,850	(391)	2,850	9,000
Telephone	450	(61)	900	539
Website development costs	-	3,247	-	4,247
	27,369	46,637	58,296	100,120
Net loss for the period	27,265	45,884	58,007	99,367
Deficit, beginning of the period	925,717	540,697	894,975	487,214
Deficit, end of the period	$ 952,982	$ 586,581	$ 952,982	$ 586,581
Loss per share	$ 0.00	$ 0.00	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and six months ended June 30, 2001
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
	2001	2000	2001	2000
Operating Activities				
Net loss for the period	$ (27,265)	$ (45,884)	$ (58,007)	$ (99,367)
Add item not requiring cash:				
Amortization	367	-	733	150
	(26,898)	(45,884)	(57,274)	(99,217)
Changes in non-cash working capital balances:				
Accounts receivable	(1,643)	4,923	(3,867)	5,856
Prepaid expenses	388	-	821	5,000
Accounts payable	(2,582)	(6,438)	8,135	(19,645)
Due to related parties	21,600	35,500	40,539	80,000
	(9,135)	(11,899)	(11,646)	(28,006)
Investing Activity				
Proceeds from disposal of capital assets	-	-	-	6,250
Decrease in cash during the period	(9,135)	(11,899)	(11,646)	(21,756)
Cash, beginning of the period	19,428	43,117	21,939	52,974
Cash, end of the period	$ 10,293	$ 31,218	$ 10,293	$ 31,218

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 1   Interim Reporting

While the information presented in the accompanying interim six months consolidated financial statements is unaudited, it includes all adjustments which are in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the company for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2000 annual audited financial statements.

Note 2   Mineral Properties

Acquisition Costs	Acquisition Consideration	June 30, 2001		December 31, 2000	
Montbray Property	Cash	$	25,000	$	25,000
	Shares		180,000		180,000
		$	205,000	$	205,000

Note 3   Related Party Transactions

During the six months ended June 30, 2001, the company incurred the following charges from a private company with a common director:

	2001
Management fees	$ 30,000
Office and miscellaneous	1,050
Office rent	3,000
	$ 34,050

Due to related parties at June 30, 2001 of $237,543 consists of promissory notes owing to directors of the company or to private companies with common directors. These notes are unsecured, bear interest at 12% per annum and are due on March 31, 2003.

Note 4   Share Capital

i) Authorized:
      Unlimited number of common shares without par value
      Unlimited number of preferred shares without par value

ii) Escrow Shares:
Under the requirements of Alberta Securities Commission, 4,000,000 common shares were initially held in escrow. The escrowed shares could be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company's major transaction. The company completed its major transaction on July 20, 1998.

At June 30, 2001, the number of common shares held in escrow was 1,333,334.

iii) Commitments:
Share Purchase Options
At June 30, 2001, there were 100,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.1125 per share until October 31, 2003.

CAMFLO RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001
(Unaudited – Prepared by Management)
(<u>Stated in Canadian Dollars</u>)

Note 5   <u>Differences Between Canadian and United States Accounting Principles</u>

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a) Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $51,250 per year ($12,813 per quarter) is required under US GAAP.

b) Loss Per Share

Under Canadian GAAP, basic loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share assumes that the outstanding warrants at the end of the period have been exercised at the beginning of the period.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share. Under US GAAP, escrowed common shares are excluded in the calculation of loss per share. The 1,333,334 (2000: 4,000,000) escrowed common shares have been excluded for reporting loss per share on a US GAAP basis.

c) Accounting for Stock-based Compensation

Under Canadian GAAP, stock-based compensation expense is not recorded between the excess, if any, of the quoted market value of the stock at the date of the grant over the amount the optionee must pay to acquire the stock.

Under US GAAP, options issued to non-employees for services are recorded as a compensation expense. Under Financial Accounting Standards No. 123, the fair value of each option issued is estimated on the date of issue using the Black-Scholes option-pricing model.

(Stated in Canadian Dollars)

Note 5 Differences Between Canadian and United States Accounting Principles (continued)

The impact of the above on the consolidated financial statements is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
Net loss for the period per Canadian GAAP	$ (27,265)	$ (45,884)	$ (58,007)	$ (99,367)
Mineral property assignment agreement	(12,813)	(12,813)	(25,625)	(25,625)
Net loss for the period per US GAAP	$ (40,078)	$ (58,697)	$ (83,632)	$ (124,992)
Basic loss per share US GAAP	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding per US GAAP	8,626,666	5,935,000	8,626,666	5,935,000

	June 30, 2001	December 31, 2000
Total assets per Canadian GAAP	$ 242,974	$ 252,307
Mineral property assignment agreement	(179,376)	(153,750)
Total assets per US GAAP	$ 63,598	$ 98,557
Shareholders' Equity		
Deficit, end of the period per Canadian GAAP	$ (952,982)	$ (894,975)
Mineral property assignment agreement	(179,376)	(153,750)
Stock-based compensation expense	(64,450)	(64,450)
Deficit, end of the period per US GAAP	$ (1,196,808)	$ (1,113,175)


QUARTERLY AND YEAR END REPORT
BC FORM 51-901F


Incorporated as part of: _____X_____ Schedule A
                                _____X_____Schedule B & C
*(place X in appropriate category)*

ISSUER DETAILS:

NAME OF ISSUER: CAMFLO RESOURCES LTD.

ISSUER ADDRESS: 703-938 Howe St.,
                                   Vancouver, BC V6Z 1N9

ISSUER WEBSITE: N/A
ISSUER EMAIL: alan@canadawired.com

ISSUER PHONE NUMBER: (604) 837-9484
ISSUER FAX NUMBER: (604) 331-4466

CONTACT PERSON: Alan Crawford
CONTACT POSITION: Director
CONTACT PHONE NUMBER: (604) 837-9484

FOR QUARTER ENDED: September 30, 2001
DATE OF REPORT: November 15, 2001


CERTIFICATE


The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Alan Crawford	"Alan Crawford"	01/11/17
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

Robert Hewitt	"Robert Hewitt"	01/11/19
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

CAMFLO RESOURCES LTD.
Interim Consolidated Financial Statements
September 30, 2001
(UNAUDITED)

CAMFLO RESOURCES LTD.
Consolidated Balance Sheet

As at

(UNAUDITED)

		Sept. 30, 2001		**Dec. 31, 2000**
ASSETS				
Current				
Cash	$	17,261	$	21,939
Amounts receivable		7,653		18,223
Prepaid expenses		179		1,000
		25,093		41,162
Mineral properties		205,000		205,000
Capital assets		5,412		6,145
	$	**235,505**	$	**252,307**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current				
Accounts payable and accrued liabilities	$	21,193	$	25,210
Due to related parties		-		197,004
		21,193		222,214
Due to related parties		255,198		-
		276,391		222,214
Shareholders' equity				
Capital stock		925,068		925,068
Deficit accumulated during exploration stage		(965,954)		(894,975)
		(40,886)		30,093
	$	**235,505**	$	**252,307**

Approved by the Directors: "Alan Crawford" "Ickbal Boga"
Alan Crawford Ickbal Boga

Prepared by management

CAMFLO RESOURCES LTD.
Consolidated Statement of Operations and Deficit
For the three and nine month periods ended
(UNAUDITED)

	3 months ended Sept. 30, 2001		3 months ended Sept. 30, 2000		9 months ended Sept. 30, 2001		9 months ended Sept. 30, 2000
Administrative expenses							
Amortization	$ -	$	75	$	733	$	225
Filing and transfer agent fees	1,487		3,219		7,661		8,865
Management fees	15,000		30,000		45,000		90,000
Office and miscellaneous	2,175		(298)		3,997		5,667
Office rent	1,500		2,250		4,500		6,776
Professional fees	-		4,088		12,817		14,135
Promotion and marketing	-		12,996		2,850		21,996
Telephone	-		668		900		1,207
Website development costs	-		(2,307)		-		1,940
	(20,162)		(50,691)		(78,458)		(150,811)
Other items							
Interest income	37		-		326		753
Gain on settlement of accounts payable							
	7,153		-		7,153		-
Loss for the period							
	(12,972)		(50,691)		(70,979)		(150,058)
Deficit, beginning of period							
	(952,982)		(586,581)		(894,975)		(487,214)
Deficit, end of period	**(965,954)**		**(637,272)**		**(965,954)**		**(637,272)**
	$	$		$		$	
Loss per share	$ **(0.01)**	$	**(0.01)**	$	**(0.01)**	$	**(0.02)**

Prepared by management

CAMFLO RESOURCES LTD.
Consolidated Statement of Cash Flows
For the three and nine month periods ended
(UNAUDITED)

		3 months ended Sept. 30, 2001		3 months ended Sept. 30, 2000		9 months ended Sept. 30, 2001		9 months ended Sept. 30, 2000
Cash Flows From Operating Activities								
Loss for the period	$	(12,972)	$	(50,691)	$	(70,979)	$	(150,058)
Add items not requiring cash:								
Amortization		-		75		733		225
Changes in non-cash working capital items:								
Accounts receivable								
Prepaid expenses		14,437		(1,839)		10,570		4,017
Accounts payable		-		-		821		5,000
Due to related parties		(12,152)		20,575		(4,017)		930
		17,655		25,750		58,194		105,750
		6,968		(6,130)		(4,678)		(34,136)
Investing activities								
Proceeds from sale of computer								
		-		-		-		6,250
Change in cash position during the period								
		6,968		(6,130)		(4,678)		(27,886)
Cash position, beginning of period								
		10,293		31,218		21,939		52,974
Cash position, end of period	$	**17,261**	$	**25,088**	$	**17,261**	$	**25,088**

CAMFLO RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
September 30, 2001
(Unaudited)

1. **BASIS OF PRESENTATION**

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding figures in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited interim consolidated financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present fair statements of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. **NATURE AND CONTINUANCE OF OPERATIONS**

The Company is incorporated by continuance into the Yukon and its principal business activities include the acquiring and developing of mineral properties.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	Sept. 30, 2001	Dec. 31, 2000
Deficit	$ (965,954)	$ (894,975)
Working Capital/(Deficiency)	3,900	(181,052)

Prepared by management

3. MINERAL PROPERTIES

Acquisition Costs	Consideration	Sept. 30, 2001	June 30, 2000
Montbray Property	Cash	$ 25,000	$ 25,000
	Shares	180,000	180,000
		$ 205,000	**$ 205,000**

4. CAPITAL STOCK

a) Authorized Capital: unlimited number of common shares without par value
unlimited number of preferred shares without par value

b) Issued and Outstanding:

	Number of shares	Common shares issued and fully paid
Balance, Sept. 30, 2001 and Dec. 31, 2000	9,960,000	$ 925,068

c) Stock options as at September 30, 2001:

Number	Price	Expiry Date
100,000	$ 0.1125	Oct. 31/03

d) Escrow shares:

Under the requirements of the Alberta Securities Commission, 4,000,000 common shares were initially held in escrow. The escrowed shares could be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the Company's major transaction. The Company completed its major transaction on July 20, 1998. On July 20, 2001, the remaining 1,333,334 common shares held in escrow were released. There are no shares held in escrow.

Prepared by management

CAMFLO RESOURCES LTD.
Notes to Interim Consolidated Financial Statements

September 30, 2001

(Unaudited)

5.   **RELATED PARTY TRANSACTIONS**

Due to related parties at September 30, 2001 consists of $255,198 of promissory notes owing to directors of the Company or to private companies with directors in common. These notes are unsecured, bear interest at 15% per annum and are due on March 21, 2003.

During the nine month period ended September 30, 2001 the Company was charged the following expenses by directors of the Company or private companies with directors in common:

Management fees	$ 45,000
Office and miscellaneous	1,050
Office rent	4,500
	$ 49,605


Prepared by management

CAMFLO RESOURCES LTD.

703 – 938 Howe Street
Vancouver, BC V6Z 1N9
Tel: (604) 331-4417
Fax: (604) 331-4466

May 23, 2001

SEDAR/CDS

Dear Sirs:

Re: Submission #00359281

Please add the Justice Services Division-Yukon to the May 18, 2001 Interim Financial Statements, Submission # 00359281.

Thank you.

Yours truly,
CAMFLO RESOURCES LTD.
"Betty Anne Loy"
Filer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 000-30026
(Registrant)

Date: June 20, 2003   By /s/ Alan Crawford
                          Alan Crawford, President and Director